Mail Stop 6010

April 14, 2009

Douglas Faggioli
President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

Re: **Nature's Sunshine Products, Inc.**
           Amendment No. 1 to
           Registration Statement on Form 10-12G, filed March 31, 2009
           File No. 0-08707

Dear Mr. Faggioli:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-12G

Explanatory Note, page 1

1. We note the expanded disclosure in response to our prior comment 4. Please also disclose that the Board of Directors made the decision not to terminate Mr. Faggioli despite the recommendation of the Special Committee.

Douglas Faggioli
Nature's Sunshine Products, Inc.
April 14, 2009
Page 2

<u>Cash and Cash Equivalents, page 77</u>

2. Please tell us and disclose the factors you considered in determining that Venezuela is not a highly inflationary country. Address your consideration of recent trends, including the country's recent change of its currency from the bolivar to the bolivar fuerte at a conversion rate of approximately 1000 to 1 and your inability to exchange your bolivars into U.S. dollars at the official exchange rate. In addition, please tell us why you believe it is appropriate to still translate the financial statement of your Venezuelan subsidiary into U.S. dollars at the official exchange rate if you are unable to receive that exchange rate in actuality. Please refer to paragraph 25-27 of FAS 57.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Daniel Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David A. Sirignano
        Morgan, Lewis & Bockius LLP
        1111 Pennsylvania Avenue, N.W.
        Washington, D.C. 20004